[LOGO OF GIVEN IMAGING]                                                  EX-99.1

For further information contact:
Yuval Yanai                         or          Fern Lazar/David Carey
Given Imaging Ltd.                              Lazar Partners Ltd.
                                                1-(866) GIVEN-IR
                                                flazar@lazarpartners.com/
                                                dcarey@lazarpartners.com

                GIVEN IMAGING REPORTS SECOND QUARTER 2006 RESULTS

            - Company Reports Record International Sales and Reorders
                         of PillCam Capsule Endoscopes -
                     - Revenues up 14% over First Quarter -

YOQNEAM, Israel, July 26, 2006 - Given Imaging Ltd. (NASDAQ: GIVN) today announced second quarter and first half 2006 results for the period ended June 30, 2006.

Worldwide sales of the Given System and Given(R) PillCam video capsules increased 13.2% to $23.2 million in the second quarter of 2006, compared to $20.5 million in the second quarter of 2005. On a GAAP basis, operating loss in the second quarter of 2006 was $2.6 million, compared to an operating loss of $214,000 during the same period in 2005. Gross margin in the second quarter of 2006 was 75.2%, compared to 75.4% in the second quarter of 2005. On a GAAP basis, the Company reported a net loss of $664,000, or $0.02 per share in the second quarter of 2006, compared to a net loss of $364,000, or $0.01 per share in the second quarter of 2005. The second quarter 2006 GAAP results include the impact of $1.7 million in compensation expenses due to the impact of FAS 123R, which was adopted by the Company as of the beginning of the year. Excluding the impact of FAS 123R, the Company reported a non-GAAP net income of $1.0 million, or $0.035 per share, in the second quarter of 2006. Cash, cash equivalents and marketable securities at June 30, 2006 totaled $89.7 million.

On a sequential basis, revenues in the second quarter increased by 14% from $20.3 million in the first quarter of 2006 profitability (non-GAAP) was restored.

"We are pleased with our second quarter achievements which reflect record revenues internationally (outside the U.S.) and record reorders of PillCam SB capsules. We will continue to focus on increasing profitability and driving worldwide sales of our product portfolio," said Homi Shamir, president and CEO of Given Imaging. "I would also like to thank our employees in Israel for their courage and dedication during these difficult times."

For the six month period ended June 30, 2006, sales were $43.5 million compared to sales of $42.5 million in the same period in 2005. Gross profit for the six month period was 74.9% compared to 73.1% in 2005. On a GAAP basis, the Company reported an operating loss of $6.9 million for the first six months of 2006, compared to an operating income of $640,000 in the same period of 2005. On a GAAP basis, net loss for the first half of 2006 was $3.7 million or $0.13 per share, compared to net income of $884,000, or $0.03 per share, on a diluted basis for the same period in 2005. The six month period ended June 30, 2006 includes the impact of $3.0 million in compensation expenses due to the adoption of FAS 123R. Excluding the impact of FAS 123R, the Company reported a non-GAAP net loss of $699,000, or $0.02 per share, in the first six months of 2006.

In the second quarter, Given Imaging together with its Japanese partners Suzuken and Marubeni made an additional investment of approximately $10 million in its Japanese subsidiary, Given Imaging K.K, in which Given Imaging holds a 51% interest. This investment will provide Given Imaging K.K with the necessary resources to penetrate the Japanese market following clearance from the Japanese regulatory authorities.

SECOND QUARTER 2006 REVENUE ANALYSIS

The geographic breakdown of second quarter 2006 sales is as follows:

(Millions of U.S. dollars)
United States        $15.7
International         $7.5

U.S. sales in the second quarter of 2006 increased by 11.3% to $15.7 million compared to $14.1 million sales in the same period in 2005. International sales in the second quarter of 2006 increased by 17.2% to $7.5 million compared to $6.4 million sales in the same period in 2005.

Total PillCam SB sales in the second quarter of 2006 increased 18% compared to the same period last year. PillCam SB sales in the U.S. increased 14% while PillCam SB sales outside of the U.S. increased 26% compared to the second quarter of 2005. PillCam sales accounted for more than 80% of total revenues. In the same period in 2005, PillCam sales represented 77% of total sales.

Reorders of PillCam SB grew to 38,200, up 20% from the second quarter of 2005.

Workstation sales totaled 124 in the second quarter of 2006, compared to 159 workstations sold in the second quarter of 2005.

Sales of PillCam ESO capsules were negligible in the second quarter of 2006.

Supplemental second quarter data can be found at www.givenimaging.com in the Investor section.

SECOND QUARTER AND RECENT HIGHLIGHTS

o    REGULATORY
     In May, Given Imaging received marketing clearance from the U.S. Food and Drug Administration (FDA) for the Agile Patency System which enables physicians to determine the presence of obstructions or strictures in the gastrointestinal tract through a dissolvable capsule.

     The FDA also granted marketing clearance for RAPID(R) Access RT, the handheld device that enables real-time viewing during a PillCam endoscopy procedure and RAPID(R) Access, the software installed on the device. RAPID Access also allows physicians to remotely initialize a DataRecorder to administer the Company's PillCam video capsules to patients at satellite sites. Data can then be sent to a central location for processing and interpretation.

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

o    MEDICAL MEETINGS
     Eighty-six abstracts on PillCam capsule endoscopy were presented at this year's Digestive Disease Week 2006 which took place in May in Los Angeles.

     More than 300 physicians participated in the International Conference on Capsule Endoscopy(TM) (ICCE(TM)) which took place June 9 and 10 in Paris, France and highlighted more than 82 abstracts. Updated consensus guidelines for PillCam(TM) capsule endoscopy use will be published later this year.

UPDATED 2006 GUIDANCE

The company adjusted its revenue guidance for the full year 2006 to $92 - $97 million and non-GAAP, fully-diluted earnings per share to $0.04 - $0.14.

"After three months on the job, it was evident that we needed to adjust our guidance. However, we expect that the impact of infrastructure investments made earlier this year will enhance sales and profitability in the second half of 2006 and beyond," said Homi Shamir, president and CEO of Given Imaging.

SECOND QUARTER WEBCAST INFORMATION

Given Imaging will host a conference call tomorrow, Thursday, July 27, 2006, at 9:00 am Eastern Time to discuss second quarter results. To participate in the teleconference, please dial 800-811-8830 fifteen minutes before the conference begins. International callers should dial 913-981-4904. The call will also be webcast live at www.givenimaging.com. A replay of the call will be available for thirty days on the company's website, or until August 10, 2006 by dialing 888-203-1112. International callers should dial 719-457-0820. The replay participant code is 1092549.

ABOUT GIVEN IMAGING
Given Imaging is redefining gastrointestinal diagnosis by developing, producing and marketing innovative, patient-friendly products for detecting gastrointestinal disorders. The company is developing a complete line of PillCam(TM) video capsules for detecting disorders of the gastrointestinal tract. The company's technology platform is the Given(R) Diagnostic System, featuring the PillCam video capsule, a disposable, miniature video camera contained in a capsule, which is ingested by the patient. The PillCam SB capsule is a naturally ingested method for direct visualization of the entire small intestine. It is currently marketed in the United States and in more than 50 other countries and has benefited more than 380,000 patients worldwide. The PillCam ESO video capsule, which provides visual examination of the esophagus, has been cleared for marketing by the FDA. Additional capsules for visualization of the stomach and colon are under development. Given Imaging's headquarters, manufacturing, and R&D facilities are located in Yoqneam, Israel; it has direct sales and marketing operations in the United States, Germany and France, and local offices in Japan, Spain, and Australia. For more information, visit http://www.givenimaging.com.

This press release contains forward-looking statements about Given Imaging, including projections about our business and our future revenues, expenses and profitability, within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. For example, statements in the future tense, words such as "anticipates," "estimates," "expects," "intends," "plans," "believes," and words and terms of similar substance used in connection with any discussion of future operating or financial performance identify such forward-looking statements. Those forward-looking statements are not guarantees of future performance and actual results could differ materially from our current expectations as a result of numerous factors, including but not limited to the following: changes in regulatory environment, our success in implementing our sales, marketing and manufacturing plan, protection and validity of patents and other intellectual property rights, the impact of currency exchange rates, the effect of competition by other companies, the outcome of future litigation, the reimbursement policies for our product from healthcare payors, quarterly variations in operating results, the impact of the newly adopted SFAS 123R for expensing option-based payments, the possibility of armed conflict or civil or military unrest in Israel and other risks disclosed in our filings with the U.S. Securities and Exchange Commission.

                                      # # #

                            (Financial tables follow)

              GIVEN IMAGING LTD. AND ITS CONSOLIDATED SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEETS
                         IN THOUSANDS EXCEPT SHARE DATA

                                                                JUNE 30       DECEMBER 31
                                                                  2006           2005
----------------------------------------------------------   -------------   -------------
                                                              (Unaudited)      (Audited)
ASSETS

CURRENT ASSETS
Cash and cash equivalents                                    $      42,803   $      65,356
Short-term Investments                                              10,609             228
Accounts receivable:
  Trade (Net of provisions for doubtful debts of $ 541 and
   of $ 431 as of June 30, 2006 and December 31, 2005,
   respectively)                                                    15,631          18,325
  Other                                                              1,986           6,264
Inventories                                                         19,579          16,172
Prepaid expenses                                                     1,768           1,020
Deferred taxes                                                       1,483           1,219
Advances to suppliers                                                  519             332
                                                             -------------   -------------
TOTAL CURRENT ASSETS                                                94,378         108,976
                                                             -------------   -------------
DEPOSITS                                                               421             401

ASSETS HELD FOR SEVERANCE BENEFITS                                   1,987           1,690

MARKETABLE SECURITIES                                               36,265          21,664

FIXED ASSETS, AT COST, LESS ACCUMULATED DEPRECIATION                15,473          13,862

OTHER ASSETS, AT COST, LESS ACCUMULATED AMORTIZATION                 2,647           2,517
                                                             -------------   -------------
TOTAL ASSETS                                                 $     151,171   $     149,110
                                                             =============   =============

              GIVEN IMAGING LTD. AND ITS CONSOLIDATED SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEETS
                         IN THOUSANDS EXCEPT SHARE DATA

                                                                JUNE 30       DECEMBER 31
                                                                 2006            2005
----------------------------------------------------------   -------------   -------------
                                                              (Unaudited)      (Audited)
LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES

Current installments of obligation under capital lease       $          11   $          11
Accounts payable
  Trade                                                              5,534           5,529
  Other                                                             12,248          13,886
Deferred revenue                                                     3,660           3,333
                                                             -------------   -------------
TOTAL CURRENT LIABILITIES                                           21,453          22,759
                                                             -------------   -------------
LONG-TERM LIABILITIES
Deferred income                                                     21,249          22,172
Obligation under capital lease, net                                     24              34
Liability for employee severance benefits                            2,301           2,040
                                                             -------------   -------------
TOTAL LONG-TERM LIABILITIES                                         23,574          24,246
                                                             -------------   -------------
TOTAL LIABILITIES                                                   45,027          47,005
                                                             -------------   -------------
MINORITY INTEREST                                                    4,233              61
                                                             -------------   -------------
SHAREHOLDERS' EQUITY
Total shareholders' equity                                         101,911         102,044
                                                             -------------   -------------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                   $     151,171   $     149,110
                                                             =============   =============

              GIVEN IMAGING LTD. AND ITS CONSOLIDATED SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                  IN THOUSANDS EXCEPT SHARE AND PER SHARE DATA

                                    SIX MONTH PERIOD ENDED JUNE 30       THREE MONTH PERIOD ENDED JUNE 30       YEAR ENDED
                                  ----------------------------------    ----------------------------------      DECEMBER 31
                                       2006              2005(1)             2006              2005(1)              2005
-------------------------------   ---------------    ---------------    ---------------    ---------------    ---------------
                                    (Unaudited)        (Unaudited)        (Unaudited)        (Unaudited)          (Audited)
REVENUES                          $        43,507    $        42,535    $        23,239    $        20,526    $        86,776
COST OF REVENUES                          (10,911)           (11,452)            (5,771)            (5,051)            22,070
                                  ---------------    ---------------    ---------------    ---------------    ---------------
GROSS PROFIT                               32,596             31,083             17,468             15,475             64,706
                                  ---------------    ---------------    ---------------    ---------------    ---------------
OPERATING EXPENSES

Research and development, gross            (6,621)            (4,018)            (3,575)            (2,115)            (8,833)
Royalty bearing participation                 840                498                840                498              1,244
                                  ---------------    ---------------    ---------------    ---------------    ---------------
Research and development, net              (5,781)            (3,520)            (2,735)            (1,617)            (7,589)
Sales and marketing expenses              (25,884)           (22,449)           (13,191)           (11,637)           (43,281)
General and administrative
 expenses                                  (7,844)            (4,474)            (4,118)            (2,435)            (9,657)
                                  ---------------    ---------------    ---------------    ---------------    ---------------
Total operating expenses                  (39,509)           (30,443)           (20,044)           (15,689)           (60,527)
                                  ---------------    ---------------    ---------------    ---------------    ---------------
OPERATING PROFIT (LOSS)                    (6,913)               640             (2,576)              (214)             4,179
Financing income, net                       2,377               (364)             1,418               (415)               762
                                  ---------------    ---------------    ---------------    ---------------    ---------------
PROFIT (LOSS) BEFORE TAXES
 ON INCOME                                 (4,536)               276             (1,158)              (629)             4,941
Taxes on income                               226                 58                (45)               (16)               286
                                  ---------------    ---------------    ---------------    ---------------    ---------------
PROFIT (LOSS) BEFORE                       (4,310)               334             (1,203)              (645)             5,227
 MINORITY SHARE

Minority share in losses of
 subsidiary                                   600                550                539                281              1,116
                                  ---------------    ---------------    ---------------    ---------------    ---------------
NET PROFIT (LOSS)(1)              $        (3,710)   $           884    $          (664)   $          (364)   $         6,343
                                  ===============    ===============    ===============    ===============    ===============
Basic profit (loss) per
 Ordinary Share                   $         (0.13)   $          0.03    $         (0.02)   $         (0.01)   $          0.23
                                  ===============    ===============    ===============    ===============    ===============
Diluted profit (loss) per
 Ordinary Share                   $         (0.13)   $          0.03    $         (0.02)   $         (0.01)   $          0.21
                                  ===============    ===============    ===============    ===============    ===============
Weighted average number
 of Ordinary Shares used
 to compute basic profit
 (loss) per Ordinary share             27,996,194         27,690,826         28,029,460         27,742,711         27,781,223
                                  ===============    ===============    ===============    ===============    ===============
Weighted average number
 of Ordinary Shares used
 to compute dilute profit
 (loss) per Ordinary share             27,996,194         29,957,063         28,029,460         27,742,711         29,695,164
                                  ===============    ===============    ===============    ===============    ===============

----------
(1) The net loss for the second quarter of 2005, as well as the net loss for the six month period of 2005 included a special provision recorded in the second quarter, net of tax benefits, of $1.2 million for certain taxes related to our U.S. subsidiary and an adjustment of $600,000 in the valuation allowance for U.S. income tax benefits available in future periods.